Exhibit 1

June 1, 2010

Phillip E. Casey

Chairman of the Board of Directors

Gerdau Ameristeel Corporation

4221 W. Boy Scout Blvd., Suite 600

Tampa, Florida 33607

Dear Phil:

Gerdau S.A. (“Parent”) is pleased to submit the following non-binding proposal for the acquisition of all of the outstanding common shares of Gerdau Ameristeel Corporation (the “Company”) not currently owned by Parent and its affiliates (the “Shares”).  It would be Parent’s desire to proceed with a transaction with the support of the Company’s Board of Directors.

We would propose to acquire all of the Shares for a price of US$11.00 per share, payable in cash.  This price represents a premium of 53.4% to the Company’s closing share price on the New York Stock Exchange on June 1, 2010, a premium of 47.5% to the average 30-day closing price, a premium of 39.4% to the six-month average closing price and is equal or superior to all target prices of the analyst community that follows the Company.

We believe that:

•                  A transaction with Parent is the best opportunity for the value of the Company to be realized by its shareholders.

•                  This transaction represents an excellent opportunity for the Company’s public shareholders to monetize their holdings at a price that represents full and fair value and is in the best interests of, the Company, its public shareholders and other stakeholders.

We believe that the most efficient way to implement the proposed transaction would be by way of a plan of arrangement.  We are, however, prepared to work with representatives of the Company to explore alternative structures that would be mutually beneficial to the Company and its shareholders, as well as to Parent.

We would anticipate entering into a definitive arrangement agreement governing the terms of the proposed transaction. The arrangement agreement would be in a form that is customary for transactions of this nature and would include, among other terms, representations and warranties, interim operating covenants, conditions to closing and provisions for support of the transaction.

The final terms of the proposed transaction and definitive documents would be subject to the finalization and execution of a mutually acceptable arrangement agreement between Parent and the Company, the receipt of approvals of the Board of Directors of the Company, the shareholders of the Company by special resolution and a “majority of the minority” and the Canadian court and other routine closing conditions.  The proposed transaction would not be subject to any financing conditions, and we have received all necessary internal approvals (including from the Board of Directors of Parent) to proceed with the transaction on the terms described above.  As well, because of our familiarity with the Company, we would anticipate that only limited diligence would be required, which we believe could be completed concurrently with the other steps in the process.

We understand that under applicable Canadian securities laws a “formal valuation” of the Shares would have to be completed under the supervision of a special committee of independent directors of the Board of Directors of the Company by a valuator engaged by that committee.  We understand that the Board of Directors of the Company has formed a special committee that has retained financial and legal advisors, including a financial advisor that can provide a formal valuation.

We would also like to take this opportunity to confirm that we are interested only in acquiring the Shares at this time, and are not prepared to pursue any alternative transaction which would result in the selling of our interest in the Company or the acquisition by a third party of the shares of the Company that we do not already own.

As required by applicable law, we intend to promptly file an amended Schedule 13D (and corresponding “early warning” report) before the opening of North American markets tomorrow reflecting our having made this proposal and will be making a corresponding announcement to the market.  We would hope that this could be a joint announcement and would invite you to contact Osvaldo Schirmer from Parent, who will be leading our team, if you would like to do so.  We would request that you keep this proposal confidential until the issuance of that press release.

This letter does not constitute a binding agreement between us, nor does it impose any binding obligations or liabilities on either of us.  Any binding agreement or obligation with respect to the proposed transaction would arise only upon the execution of a definitive agreement.

We hope that we are able to advance this process as quickly as reasonably practicable to minimize uncertainty for the Company and its shareholders, employees and other stakeholders.  We hope that you will see the merits of this proposal, and we look forward to working with the Company, its Board and special committee.

Very truly yours,

/s/ Jorge Gerdau Johannpeter
Jorge Gerdau Johannpeter
Chairman of the Board of Directors